File No. 82-3827

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/258/2002

Finance Dept.

Tel. 0-2537-4512

August 14, 2002

02049471

PROCESSED
AUG 3 0 2002
THOMSON FINANCIAL

SUPPL

02 AUG 27 AM 8:56

President

The Stock Exchange of Thailand

62 Ratchadapisek Road, Klongtoey

Bangkok 10110

Dear Sir,

Subject: Financial Statements, Management's Discussion and Analysis for the second quarter 2002

Attachment: 1. Financial Statements and Consolidated Financial Statements of PTT Exploration and Production Public Company Limited as of June 30, 2002 and 2001 which has been reviewed by the Auditor, and the English translation.

2. Management's Discussion and Analysis for the second quarter 2002.

PTT Exploration and Production Public Company Limited (PTTEP) would like to submit its consolidated financial statements for the three months ended June 30, 2002 and Management's Discussion and Analysis for the second quarter 2002 as per attachment 1 and 2. These attached financial statements have already been reviewed by Office of the Auditor General and the Audit Committee on the basis that information is accurately represented and sufficient for investors.

For the second quarter of 2002, the Company and its subsidiaries' total revenues were Baht 8,426 million, increasing 10% when compared with Baht 7,638 million in the second quarter of 2001. This was mainly due to increase in foreign exchange gain of Baht 644 million due to the stronger Baht. For this quarter, the sales volume was increased to

-2- / at averaged ...

approximately 101,635 Barrels of Oil Equivalent per day (BOE/D) compared with approximately 92,648 BOE/D in the second quarter of 2001. The increase was mainly from higher sales volume of natural gas from Bongkot, Yadana and Yetagun Projects. The average product price was lower at USD 18.10/BOE compared with USD 18.96/BOE for the second quarter of 2001.

Total expenses of the Company and its subsidiaries were Baht 3,093 million, increasing 20% when compared with Baht 2,569 million in the second quarter of 2001. The increase was mainly due to higher production expenses and depreciation.

The Company and its subsidiaries recorded net income of Baht 3,340 million or earnings per share of Baht 5.12 comparing to the net income of Baht 3,069 million or earnings per share of Baht 4.71 for the same period last year.

For the six month period, total revenues for the Company and its subsidiaries were Baht 15,457 million, while total expenses were Baht 5,823 million. The total net income for the six months period were Baht 5,911 million or earning per share of Baht 9.07, comparing to the total net income of Baht 5,469 million or earning per share of Baht 8.39 for the same period of last year.

Total consolidated assets as of June 30, 2002 were Baht 72,539 million, a decrease of Baht 5,190 million, and total liabilities were Baht 39,866 million, a decrease of Baht 6,752 million from December 31, 2001. This was mainly due to the prepayment of unsecured and unsubordinated bonds amount Baht 4,000 million, corporate income taxes payment, and the dividend paid to shareholders on May 17, 2002.

Yours sincerely,

(Suwit Pitrchart)
Vice President, E&P Investment
Acting President

2. Discussion and Analysis of Financial and Operational Results For the Second Quarter of 2002

Due to the slowdown of global economy from last year, and continuing decline in crude oil demand, crude oil prices on the world's markets declined during the first half of 2002 when compared with the same period last year. Thus, this directly affected the pricing of PTTEP's petroleum products. Rising domestic demand for natural gas relating to electricity generation, however, has boosted PTTEP's sales volume. PTTEP has been able to sell above its Daily Contract Quantity (DCQ) from Bongkot Project since the end of last year, coupled with the higher use of natural gas from the Yadana and Yetagun Projects, and higher condensate sale from Pailin Project.

On May 17, 2002, PTTEP paid dividend to its shareholders of 6 Baht per share in compliance with the resolution of the 2002 Annual General Shareholders' Meeting on April 30, 2002.

In 2001 PTTEP and its subsidiaries changed their accounting policy for their investment in Taninthayi Pipeline Company LLC, a related company, from the cost method to the equity method in the financial statements of the Company and also applied the proportionate consolidation method for the consolidated financial statements for Taninthayi Pipeline Company LLC and Moattama Gas Transportation Company in order to comply with the Thai Accounting Standard No. 46 : Joint Venture because the Company has joint control over both companies, in the form of joint ventures. In changing this accounting policy, PTTEP and its subsidiaries had to restate the 2001 financial statements for comparative purposes. The cumulative effect from the past up to the start of 2001, amounting to Baht 423 million, was adjusted by reduction against the 2001 balance of brought forward retained earnings.

For the results of operations for the second quarter of 2002, PTTEP and its subsidiaries' net profit was Baht 3,340 million, or Baht 5.12 per share when compared with Baht 3,069 million for the same period last year, or Baht 4.71 per share. PTTEP and its subsidiaries had a ratio of return on shareholders' equity in the second quarter of 2002 at 37.07%.

For the second quarter of 2002, the total revenue of PTTEP and its subsidiaries amounted to Baht 8,426 million, increasing Baht 788 million or 10% higher than 2001 same period's figure of Baht 7,638 million. This was mainly due to an increase in gain on foreign currency amounted to Baht 644 million, as a result of the Baht strengthening in 2002. PTTEP and its subsidiaries' sales were increased by Baht 73 million, owing to the increased sales volumes of natural gas to 101,635 Barrels of Oil Equivalent per day (BOE/D) compared with 92,648 BOE/D for the second quarter of 2001. Most of this increase was from higher sales volume of natural gas from Bongkot, Yadana, and Yetagun projects, and higher condensate sales from Pailin project. The average petroleum price in the second quarter of 2002 declined to USD 18.10 per BOE, comparing to the second quarter of 2001 at USD 18.96 per BOE.

PTTEP and its subsidiaries also realized their share of profits from associated companies in the second quarter of 2002 for a total amount of Baht 282 million. PTTEP and its subsidiaries received interest income in the second quarter of 2002 of Baht 46 million comparing with Baht 192 million in the second quarter of 2001, resulting from decrease in average balance of short-term investment.

For the second quarter of 2002, PTTEP and its subsidiaries incurred expenses amounting to Baht 3,093 million, increasing Baht 524 million or 20% when compared with Baht 2,569 million for the same period last year. The increase was mainly due to higher depreciation related to higher of exploration and production properties, and higher production expenses related to higher production volume and more operation activities.

For the results of operations for the period of six months ended June 30, 2002, PTTEP and its subsidiaries had total revenues of Baht 15,457 million, and total expenses of Baht 5,823 million. The net income before interest expenses and taxes was Baht 9,634 million. After deduction of interest expenses of Baht 717 million and taxes of Baht 3,006 million, the net income was Baht 5,911 million, or Baht 9.07 per share.

As of June 30, 2002, PTTEP and its subsidiaries had total assets of Baht 72,539 million, which was Baht 5,190 million lower than the end of 2001. This decrease was mainly due to net effect from (1) a decrease in cash and cash equivalent from redemption of unsecured and unsubordinated bonds, dividend payment to shareholders, and corporate income taxes payment, and (2) an additional capitalized investment of assets in the exploration and production activities in Pailin and Bongkot projects.

On May 6, 2002 PTTEP Offshore Investment paid Baht 9.89 million for tender offer of 823,200 ordinary shares of Medco Energi from the Jakarta's Stock Exchange through New Links Energy Resources Limited. Therefore, PTTEPO's indirect stake in Medco Energi had increased from 34.18% to 34.20%.

During the second quarter of 2002, PTTEP received dividend from New Links Energy Resources Limited and Thai Oil Power Company Limited in the amount of Baht 547.74 million and Baht 54.80 million, respectively.

Most of the current assets of PTTEP and its subsidiaries as of June 30, 2002 were cash and cash equivalents, parent company receivable, and accounts receivable. A large proportion of non-current assets were (1) assets used in joint-venture exploration and production, presented under the caption of property, plant, and equipment, and (2) investments in associated companies, New Links and Thai Oil Power Co., Ltd., presented under the caption of investment accounted for under the equity method.

As of June 30, 2002 PTTEP and its subsidiaries had total liabilities of Baht 39,866 million, which was Baht 6,752 million less than the end of 2001 as a result of net effect from (1) a redemption of unsecured and unsubordinated bonds and corporate income taxes payment as mentioned above, and (2) an increase in deferred income tax liabilities from a temporary difference in the calculation of net assets between accounting and tax, resulting from a different method of calculating depreciation.

On March 26, 2002, PTTEP's Board of Directors approved the issuance of 10 million new ordinary shares, par value of 5 Baht each, to be reserved for the Employee Stock Ownership Plan (ESOP).

On April 30, 2002, PTTEP General Shareholders Meeting approved various proposals related to the issuance and offering of warrants to purchase the Company's ordinary shares for directors, management and employees for the year 2002 as follows:

1) Approved the issuance and offering of 2,000,000 units of warrants, for the year 2002, to purchase the Company's ordinary shares.

2) Approved the increase of the Company's registered capital from Baht 3,272 million to Baht 3,322 million by issuing 10 million new ordinary shares par value of 5 Bath each, reserved for the exercise of warrants in the future under the ESOP.

For the period of six month ended June 30, 2002, PTTEP and its subsidiaries had cash flow from operations amounted to Baht 4,178 million, cash flow used in the investment activities amounted to Baht 3,824 million. Most of cash flow used in the investment activities was investment in additional capitalized assets related to exploration and production activities of Pailin and Bongkot Projects. PTTEP and its subsidiaries had cash flow usage in financing activities amounted to Baht 7,911 million, most of which derived from redemption of unsecured and unsubordinated bonds, and dividend payment. As of June 30, 2002, PTTEP and its subsidiaries had cash and cash equivalents of Baht 7,420 million, a decrease of Baht 7,788 million from the end of 2001.

....

No.15/2002

PTTEP Q2 Results

Net income increased Baht 271 million

Dr. Chitrapongse Kwangsukstith, President of PTT Exploration and Production Public Company Limited (PTTEP), announced the Company and its Subsidiaries' year 2002 Q2 Financial Results. The total net income for the 2nd quarter of year 2002 was Baht 3,340 million or up Baht 271 million compared with Baht 3,069 million from the same period last year.

For the second quarter of 2002, the Company and its subsidiaries' total revenues were Baht 8,426 million, up 10 percent when compared with Baht 7,638 million from the second quarter of last year. The increase was mainly resulted from foreign exchange gain worth Baht 644 million and sales revenues of Baht 73 million. The average product price in the 2nd quarter dropped to USD 18.10 per barrels of oil equivalent (BOE) compared with USD 18.96 per BOE of the same period last year. However, the petroleum sale volumes increased to 101,635 barrels of oil equivalent per day (BOE/D), the highest volumes within this year, compared with 92,648 BOE/D in the 2nd quarter of 2001. This increase was mainly the result of higher gas sales volumes from Bongkot Yadana and Yetagun Projects as well as condensate from Pailin Project.

Expenses of the Company and its subsidiaries in the 2nd quarter totaled Baht 3,093 million, up 20 percent when compared with Baht 2,569 million from the 2nd quarter last year. It is derived from higher production expenses, higher depreciation related to exploration and production properties.

Total consolidated assets as of June 30, 2002 were Baht 72,539 million, a decrease of Baht 5,190 million when compared with total consolidated assets for the year ended December 31, 2001. Total liabilities as of June 30, 2002 were Baht 39,866 million, down Baht 6,752 million when compared with figures of December 31, 2001. The result was mainly from the prepayment of unsecured and unsubordinated bonds totaling Baht 4,000 million and income tax payment totaled Baht 3,927 million.

Dr. Chitrapongse Kwangsukstith stated, *"Although the average product price in the 2nd quarter dropped down slightly, PTTEP's net income crossed to opposite direction. It is rendered by the higher production volume of 101,635 BOE/D which represented the highest volumes during the past two years when compared to the 2001 average production volumes of 91,623 BOE/D or up approximately 10,000 BOE/D."*

"For domestic operating and joint ventures projects, we have speeded up in studying Arthit Field's exploration drilling results which completed at the beginning of this year. The gas from

Arthit Field will serve Thailand's rising gas demand in the near future. We expect to start up production in 2006 however it is subject to national gas demand at that time. In addition, Pailin project has already increased its gas production from averaging 165 MMSCFD to 330 MMSCFD in the 2nd quarter."

" For overseas exploration and production activities, PTTEP and the partners of Block 16-2 in Vietnam finished drilling the 1st exploration well. The drilling result was satisfactory. The second well in Block 9-1 has been drilled and expects to complete in late of 3rd quarter or early of 4th quarter. "

" About Medco Energi's 1st Q financial results, its net profit was USD 27.4 million, up 45% when compared to USD 18.9 million of the same period last year. Concerning its 6-month exploration activities, Medco Energi had drilled exploration wells in 3 dominant fields as below:

1. *Senoro-Toili JOB* *Medco Energi owned 50% interest in this block while Pertamina owned another 50%. The joint venture partners successfully drilled Senoro-3 exploratory well, located in the southern part of high Senoro gas field, and discovered gas potential. The in-house reserves assessment was made for the whole Senoro field. The proved oil reserves were 3.6 Million barrels of oil, proved gas reserves were 3.6 Trillion cubic feet while the proved reserves of condensate were 72 Million barrels of condensate. The company and MARATHON signed a Memorandum of Understanding (MOU) to study and develop gas resources in Sulawesi area to feed for the LNG project located in Mexico in order to supply this gas to California. This complex has a potential start-up in 2006.*

2. *Simenggaris JOB* *Medco Energi owned 60% interest in this block and drilled Pidawan-1 exploratory well, located northeast of Kalimantan near Tarakan Island, with gas discovery result. Preliminary estimated reserves based on Pidawan-1 well are 25 Billion cubic feet of gas. Potential market for the gas discovery included the Bunyu Methanol Plant and Power generation in Tarakan Island.*

3. *South Sumatra Extension (SSE)* *The company has drilled 4 wells, Matra-1,2,3 and Jata-1 at SSE Block. The first three wells are the oil discoveries. The total Matra field proved reserves is 14 Million barrels of oil. The latest Jata-1 well is a satisfactory gas discovery. It was designated as possible oil reserves. It is structurally the highest well in the area, which will improve the probability of oil in the area between Matra and the Jata well. In the near future, Medco Energi will drill the next Jata-2 exploratory well to prove up the underlying oil resources.*

"Recently, PTTEP Middle East Company Limited (PTTEP ME), an affiliated of PTTEP signed an Exploration & Production Sharing Agreement with the Sultanate of Oman's Ministry of Oil

and Gas for 100% interest in the onshore exploration Blocks 44. After the ratification of the Royal Decree by His Majesty Sultan Qaboos bin Said, Sultan of Oman, PTTEP will start its committed exploration program immediately. This investment is in compliant to PTTEP strategy in expanding its exploration and production activities in the Middle East. Above all, we are committed to supply petroleum reserves in long-term to Thailand" Chitrapongse said.

August 14, 2002

For more information, please contact

Charlie Charuvastr/ Bussaban Cheencharoen

External Relations Department

Tel. (02) 537-4000

File No. 82-3827

02 AUG 27 AM 8:56

REPORT OF AUDITOR
AND INTERIM FINANCIAL STATEMENTS
PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
FOR THE PERIOD OF THREE MONTHS AND SIX MONTHS
ENDED JUNE 30, 2002 AND 2001

(TRANSLATION)

REPORT OF THE AUDITOR

TO : THE SHAREHOLDERS OF PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

Office of the Auditor General of Thailand has reviewed the accompanying consolidated and the Company balance sheets of PTT Exploration and Production Public Company Limited and its subsidiaries as at June 30, 2002, the related consolidated and the Company statements of income for the period of three months and six months ended 31 June 2002 and 2001, the related consolidated and the Company statement of changes in shareholders' equity and cash flows for the period of six months ended 31 June 2002 and 2001. These financial statements are the responsibility of the Companies' management as to their correctness and completeness of the presentation. The responsibility of Office of the Auditor General of Thailand is to report on these financial statements based on our reviews.

Office of the Auditor General of Thailand conducted our review in accordance with the Standard on Auditing applicable to review engagements. This standard requires Office of the Auditor General of Thailand plans and performs the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. Accordingly, Office of the Auditor General of Thailand do not express an audit opinion.

Based on our review, nothing has come to attention that causes Office of the Auditor General of Thailand to believe that the accompanying consolidated and the Company financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Office of the Auditor General of Thailand previously audited the consolidated and the Company financial statements of PTT Exploration and Production Public Company Limited and its subsidiaries for the year ended December 31, 2001, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements on February 18, 2002. We also drew attention on a paragraph with regard to changing of accounting policy which the Company had to restate the previous year's financial statements, for comparative purposes as mentioned in the following paragraph. The Consolidated and the Company balance sheet as at December 31, 2001, as presented herein for comparative purposes, formed a part of the financial statements which Office of the Auditor General of Thailand audited and previously reported. Office of the Auditor General of Thailand has not performed any other audit procedures subsequent to the date of that report.

Office of the Auditor General of Thailand draws attention to Note 2 to the consolidated and the company financial statements for the year ended December 31, 2001 with regard to changing of its accounting policy for its investment in Taninthayi Pipeline Company LLC from the cost method to the equity method in the financial statements of the Company and apply the proportionate consolidation method for the consolidated financial statements. The Company also changed from the equity method to the proportionate consolidation method in the consolidated financial statements for Moattama Gas Transportation Company because the Company has joint control over both companies, in the form of joint ventures. In changing this accounting policy, the Company had to restate the consolidated and the Company financial statements for the period of three months and six months ended June 30, 2001, presented herein for comparative purposes, as though the investments were originally in compliance with this new accounting policy. Office of the Auditor General of Thailand draws attention to Note 18 with respect to account reclassification.

(Signed) *Jaruvan Maintaka*

(Jaruvan Maintaka)

Auditor General

(Signed) *Suchitra Sommanus*

(Suchitra Sommanus)

Auditor in charge

สำนักงานการตรวจเงินแผ่นดิน

Office of the Auditor General

August 5, 2002

File No. 82-3827

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT JUNE 30, 2002 AND DECEMBER 31, 2001

Unit : Baht

	Notes	Consolidated June 30, 2002 (Unaudited Reviewed)	Consolidated December 31, 2001 Audited	The Company June 30, 2002 (Unaudited Reviewed)	The Company December 31, 2001 Audited
Assets					
Current Assets					
Cash and cash equivalents	3	7,419,837,793	15,208,723,683	3,121,944,117	7,850,262,318
Trade receivable - parent company	4.1	4,169,945,239	3,393,858,240	2,746,259,463	1,942,796,497
Trade receivables	4.2	297,944,280	272,066,656	49,323,834	50,426,799
Inventories		54,615,770	17,886,218	53,030,526	16,393,191
Materials and supplies-net		932,090,969	940,386,367	790,948,004	803,306,101
Other current assets :					
Working capital from co-venturers		56,499,951	26,502,678	5,183,895	4,499,477
Other receivables		198,313,122	206,997,114	69,580,612	108,688,415
Accrued interest receivable		76,736,692	92,277,100	2,389,035	36,788,327
Other current assets		367,517,463	246,583,834	212,061,644	321,667,803
Total Current Assets		**13,573,501,279**	**20,405,281,890**	**7,050,721,130**	**11,134,828,928**
Non-current assets					
Investments accounted for under equity method	5.1	11,150,742,840	11,348,085,123	19,090,799,156	16,735,970,387
Long-term loans to related party	5.3	-	-	-	3,943,362,579
Property, plant and equipment-net	7, 18	46,213,000,341	44,488,514,046	30,644,304,473	28,626,774,615
Intangible assets		361,547,351	318,315,469	361,547,351	318,315,468
Deferred income taxes	8.1	632,626,026	607,571,970	-	-
Other non-current assets					
Prepaid expenses	9	493,383,172	505,938,815	-	-
Deferred of bonds issuing expenses		44,210,909	49,567,547	19,811,497	22,297,616
Other non-current assets		70,137,728	5,999,587	4,669,574	4,767,481
Total non-current assets		**58,965,648,367**	**57,323,992,557**	**50,121,132,051**	**49,651,488,146**
Total Assets		**72,539,149,646**	**77,729,274,447**	**57,171,853,181**	**60,786,317,074**

The accompanying notes are an integral part of these statements.

(Signed) Suwit Pitrchart
(Suwit Pitrchart)
Vice President E&P Investment
Acting President

(Signed) Yongyos Krongphanich
(Yongyos Krongphanich)
Senior Manager, Accounting

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES
BALANCE SHEETS
AS AT JUNE 30, 2002 AND DECEMBER 31, 2001

Unit : Baht

	Notes	Consolidated June 30, 2002 (Unaudited Reviewed)	Consolidated December 31, 2001 Audited	The Company June 30, 2002 (Unaudited Reviewed)	The Company December 31, 2001 Audited
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payables		395,303,696	901,674,850	147,711,503	733,358,822
Current portion of long-term loans	10	2,083,505,000	6,217,985,000	2,083,505,000	6,217,985,000
Short-term loans from related party	5.4	-	-	485,959,887	-
Working capital to co-venturers		28,161,877	40,222,971	6,699,472	37,845,388
Accrued expenses		2,824,782,027	2,463,340,699	2,551,415,985	2,192,215,188
Accrued interest payable		827,333,586	952,034,734	668,550,707	782,913,378
Income tax payable		1,904,517,463	3,927,060,308	1,781,232,327	3,894,295,480
Other current liabilities		283,001,715	232,262,942	251,701,296	93,414,480
Total Current Liabilities		**8,346,605,364**	**14,734,581,504**	**7,976,776,177**	**13,952,027,736**
Non-current liabilities					
Bonds	11	16,383,192,264	17,440,396,495	8,053,884,874	8,573,723,529
Deferred tax liabilities	8.1	8,440,819,994	7,509,116,903	7,689,199,164	6,802,072,159
Other non-current liabilities					
Deferred income	12	6,582,067,196	6,816,065,417	-	-
Other non-current liabilities		113,100,986	118,325,134	113,100,986	118,325,134
Total non-current liabilities		**31,519,180,440**	**31,883,903,949**	**15,856,185,024**	**15,494,120,822**
Total liabilities		**39,865,785,804**	**46,618,485,453**	**23,832,961,201**	**29,446,148,558**
Shareholders' Equity					
Share capital	13				
Registered capital					
654.4 million ordinary shares of Baht 5 each		-	3,272,000,000	-	3,272,000,000
664.4 million ordinary shares of Baht 5 each		3,322,000,000	-	3,322,000,000	-
Issued and fully paid-up capital					
652 million ordinary shares of Baht 5 each		3,260,000,000	3,260,000,000	3,260,000,000	3,260,000,000
Share premium		11,559,080,000	11,559,080,000	11,559,080,000	11,559,080,000
Currency translation differences	18	(665,528,138)	(229,379,522)	-	-
Retained earnings					
Appropriated					
Legal reserve		327,200,000	327,200,000	327,200,000	327,200,000
Reserve for expansion		6,204,000,000	6,204,000,000	6,204,000,000	6,204,000,000
Proposed dividend		-	3,912,000,000	-	3,912,000,000
Unappropriated		11,988,611,980	6,077,888,516	11,988,611,980	6,077,888,516
Total Shareholders' Equity		**32,673,363,842**	**31,110,788,994**	**33,338,891,980**	**31,340,168,516**
Total Liabilities and Shareholders' Equity		**72,539,149,646**	**77,729,274,447**	**57,171,853,181**	**60,786,317,074**

The accompanying notes are an integral part of these statements.

Unaudited

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIOD OF THREE MONTHS ENDED JUNE 30, 2002 AND 2001

Unit : Baht

	Notes	Consolidated		The Company	
		2002	2001 Restated	2002	2001 Restated
Revenues					
Sales		7,226,573,059	7,153,985,284	5,698,166,605	5,783,069,940
Revenue from pipeline transportation		148,320,163	167,654,284	-	-
Other revenues :					
Gain on foreign exchange		711,214,834	66,766,258	417,687,044	-
Interest income		46,093,766	191,600,405	35,937,116	141,640,873
Other revenues		11,439,640	11,351,922	11,102,542	9,002,573
Share of profit from investments accounted for under equity method		282,479,400	46,821,268	1,364,484,424	1,078,418,336
Total revenues		**8,426,120,862**	**7,638,179,421**	**7,527,377,731**	**7,012,131,722**
Expenses					
Production expenses		706,866,494	580,078,469	497,051,736	410,122,033
Exploration expenses		35,438,578	31,034,336	33,321,991	31,076,888
General administrative expenses		316,929,449	266,150,183	192,485,451	186,414,383
Petroleum royalties		834,653,257	834,403,334	712,270,826	721,626,526
Other expenses :					
Loss on foreign exchange		-	-	-	87,857,400
Depreciation, depletion and amortization		1,190,758,891	855,811,449	1,067,440,097	728,549,578
Director's remuneration		1,740,000	890,000	1,740,000	890,000
Other expenses		6,343,116	921,575	6,343,116	921,575
Total expenses		**3,092,729,785**	**2,569,289,346**	**2,510,653,217**	**2,167,458,383**
Income before interest and income taxes		5,333,391,077	5,068,890,075	5,016,724,514	4,844,673,339
Interest expenses		343,742,302	470,207,529	185,421,933	296,471,734
Income taxes	8.2	1,649,333,632	1,530,136,938	1,490,987,438	1,479,655,997
Net income		3,340,315,143	3,068,545,608	3,340,315,143	3,068,545,608
Earnings per share					
Basic earnings per share		5.12	4.71	5.12	4.71

The accompanying notes are an integral part of these statements.

Unaudited

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIOD OF SIX MONTHS ENDED JUNE 30, 2002 AND 2001

Unit : Baht

	Notes	Consolidated		The Company	
		2002	2001 Restated	2002	2001 Restated
Revenues					
Sales		13,633,659,449	13,878,709,735	10,703,737,934	11,146,939,369
Revenue from pipeline transportation		295,620,347	323,016,781	-	-
Other revenues :					
Gain on foreign exchange		993,802,005	-	542,726,800	-
Interest income		109,035,630	371,672,568	100,990,931	308,840,008
Other revenues		29,572,837	23,920,339	17,567,372	20,822,818
Share of profit from investments accounted for under equity method		395,299,115	5,052,231	2,354,828,768	1,673,711,223
Total revenues		**15,456,989,383**	**14,602,371,654**	**13,719,851,805**	**13,150,313,418**
Expenses					
Production expenses		1,336,318,315	1,057,412,289	935,297,743	747,785,123
Exploration expenses		48,248,410	79,242,100	48,183,313	63,063,355
General administrative expenses		588,812,445	483,496,197	393,246,567	335,687,052
Petroleum royalties		1,574,683,490	1,619,351,278	1,337,967,242	1,392,110,205
Other expenses :					
Loss on foreign exchange		-	360,661,414	-	323,923,477
Depreciation, depletion and amortization		2,193,975,308	1,655,294,406	1,953,503,932	1,406,057,647
Director's remuneration		4,296,247	1,831,256	4,296,247	1,831,255
Other expenses		77,139,652	2,651,977	77,049,668	2,651,814
Total expenses		**5,823,473,867**	**5,259,940,917**	**4,749,544,712**	**4,273,109,928**
Income before interest and income taxes		9,633,515,516	9,342,430,737	8,970,307,093	8,877,203,490
Interest expenses		716,950,822	962,547,433	391,224,298	622,501,703
Income taxes	8.2	3,005,841,230	2,911,192,879	2,668,359,331	2,786,011,362
Net income		5,910,723,464	5,468,690,425	5,910,723,464	5,468,690,425
Earnings per share					
Basic earnings per share		9.07	8.39	9.07	8.39

The accompanying notes are an integral part of these statements.

File No. 82-3827

Unaudited

Reviewed

(TRANSLATION)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

THE COMPANY

FOR THE PERIOD OF SIX MONTHS ENDED JUNE 30, 2002 AND 2001

Unit : Baht

	Notes	Share capital Issued and paid-up	Share premium	Legal reserve	Reserve for expansion	Proposed dividend	Retained earnings	Total
Balance - as at December 31, 2000		3,260,000,000	11,559,080,000	327,200,000	3,728,000,000	1,956,000,000	1,802,948,354	22,633,228,354
Cumulative effect of the change in accounting policy	2						(231,861,418)	(231,861,418)
Balance after adjustment		3,260,000,000	11,559,080,000	327,200,000	3,728,000,000	1,956,000,000	1,571,086,936	22,401,366,936
Net income							5,468,690,425	5,468,690,425
Dividend paid						(1,956,000,000)		(1,956,000,000)
Balance - as at June 30, 2001		3,260,000,000	11,559,080,000	327,200,000	3,728,000,000	-	7,039,777,361	25,914,057,361
Balance - as at December 31, 2001		3,260,000,000	11,559,080,000	327,200,000	6,204,000,000	3,912,000,000	6,077,888,516	31,340,168,516
Net income							5,910,723,464	5,910,723,464
Dividend paid						(3,912,000,000)		(3,912,000,000)
Balance - as at June 30, 2002		3,260,000,000	11,559,080,000	327,200,000	6,204,000,000	-	11,988,611,980	33,338,891,980

The accompanying notes are an integral part of these statements.

File No. 82-3827

Unaudited

Reviewed

(TRANSLATION)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED

FOR THE PERIOD OF SIX MONTHS ENDED JUNE 30, 2002 AND 2001

Unit : Baht

	Notes	Share capital Issued and paid-up	Share premium	Currency translation difference	Legal reserve	Reserve for expansion	Proposed dividend	Retained earnings	Total
Balance - as at December 31, 2000		3,260,000,000	11,559,080,000	(5,126,444)	327,200,000	3,728,000,000	1,956,000,000	1,802,948,354	22,628,101,910
Cumulative effect of the change in accounting policy	2			(100,747,603)				(231,861,418)	(332,609,021)
Balance after adjustment		3,260,000,000	11,559,080,000	(105,874,047)	327,200,000	3,728,000,000	1,956,000,000	1,571,086,936	22,295,492,889
Currency translation differences				148,363,802					148,363,802
Net income								5,468,690,425	5,468,690,425
Dividend paid							(1,956,000,000)		(1,956,000,000)
Balance - as at June 30, 2001		3,260,000,000	11,559,080,000	42,489,755	327,200,000	3,728,000,000	-	7,039,777,361	25,956,547,116
Balance - as at December 31, 2001	18	3,260,000,000	11,559,080,000	(229,379,522)	327,200,000	6,204,000,000	3,912,000,000	6,077,888,516	31,110,788,994
Currency translation differences				(436,148,616)					(436,148,616)
Net income								5,910,723,464	5,910,723,464
Dividend paid							(3,912,000,000)		(3,912,000,000)
Balance - as at June 30, 2002		3,260,000,000	11,559,080,000	(665,528,138)	327,200,000	6,204,000,000	-	11,988,611,980	32,673,363,842

The accompanying notes are an integral part of these statements.

Unaudited
Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF SIX MONTHS ENDED JUNE 30, 2002 AND 2001

Unit : Baht

	Consolidated		The Company	
	2002	2001 Restated	2002	2001 Restated
Cash flows from operating activities				
Net income	5,910,723,464	5,468,690,425	5,910,723,464	5,468,690,425
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of (profit) from investments accounted for under equity method	(395,299,115)	(5,052,231)	(2,354,828,768)	(1,673,711,223)
Depreciation and depletion	2,164,865,467	1,639,962,388	1,927,264,611	1,393,871,479
Amortization of deferred charges	23,753,203	4,896,420	23,753,203	4,896,420
Amortization of bonds issuing expenses	5,356,638	8,476,353	2,486,119	5,330,503
Bond discount	554,425	554,425	-	-
Amortization of exploration costs	17,165,366	12,403,484	23,573,276	-
Amortization of compensation for waving the right of carry forward gas	74,586,362	-	74,586,362	-
Income from recognized deferred income	(166,718,334)	(34,259,982)	-	-
(Gain) loss on disposal of assets	1,831,874	(3,001,918)	1,741,891	(3,002,081)
Loss on disposal of material	33,225	-	33,225	-
Deferred income taxes	952,508,113	634,507,482	887,127,005	507,048,950
Adjustment on dividend payable	-	(2,682,900)	-	(2,682,900)
Unrealized (gain) loss on foreign exchange	(1,061,821,521)	396,528,752	(646,624,192)	167,262,016
	7,527,539,167	**8,121,022,698**	**5,849,836,196**	**5,867,703,589**
Changes in assets and liabilities				
(Increase) decrease in trade receivables	(38,357,443)	(450,066)	1,102,965	23,603,198
(Increase) in trade receivable-parent company	(830,037,895)	(258,727,998)	(803,462,966)	(85,393,920)
(Increase) in inventories	(36,729,552)	(23,733,662)	(36,637,335)	(24,067,432)
(Increase) decrease in materials and supplies - net	5,374,632	(176,300,597)	12,324,872	(163,838,902)
(Increase) decrease in working capital from co-venturers	(34,746,659)	8,241,412	(753,043)	-
Decrease in other receivables	4,169,336	87,758,370	39,087,968	48,487,742
(Increase) decrease in accrued interest receivable	10,630,233	(26,974,064)	34,359,069	8,179,365
(Increase) decrease in other current assets	(205,936,887)	(3,688,629)	35,019,797	7,726,474
(Increase) decrease in prepaid expenses	9,717,651	(251,793,983)	-	-
(Increase) decrease in other assets	(65,729,595)	(24,663,633)	97,906	3,870,546
(Decrease) in accounts payables	(499,871,023)	(103,027,569)	(585,422,349)	(75,545,152)

The accompanying notes are an integral part of these statements.

Unaudited

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF SIX MONTHS ENDED JUNE 30, 2002 AND 2001

Unit : Baht

	Consolidated		The Company	
	2002	2001 Restated	2002	2001 Restated
Changes in assets and liabilities (continued)				
Increase (decrease) in working capital to co-venturers	(10,069,914)	298,412,956	(30,213,924)	300,294,836
Increase in accrued expenses	450,520,298	453,911,607	433,734,027	291,174,997
Increase (decrease) in accrued interest payable	(83,167,762)	69,590,556	(79,714,023)	61,745,448
Increase in income tax payable	(2,015,748,157)	(1,345,219,300)	(2,113,063,153)	(1,294,282,868)
Increase in other current liabilities	56,066,054	1,026,595	157,151,261	3,957,584
Increase in deferred income	103,240	3,423,103,288	-	-
(Decrease) in other liabilities	(5,224,147)	(5,581,207)	(5,224,147)	(5,581,207)
(Gain) from translation foreign entities' financial statement	(60,828,412)	(178,065,760)	-	-
	(3,349,866,002)	**1,943,818,316**	**(2,941,613,075)**	**(899,669,291)**
Net cash provided by operating activities	**4,177,673,165**	**10,064,841,014**	**2,908,223,121**	**4,968,034,298**
Cash flows from investing activities				
Decrease in loans to related party	-	-	3,943,362,579	1,782,999
(Increase) in investment in related party	(9,889,922)	-	-	-
Dividend from related parties	602,531,319	-	-	-
(Increase) in property, plant and equipment - net	(4,350,087,767)	(2,755,196,543)	(3,970,109,637)	(2,823,162,526)
(Increase) in intangible assets	(66,985,085)	(27,933,257)	(66,985,085)	(27,933,257)
Net cash (used in) investing activities	**(3,824,431,455)**	**(2,783,129,800)**	**(93,732,143)**	**(2,849,312,784)**
Cash flows from financing activities				
(Decrease) in long-term loans	(4,000,000,000)	(2,814,886,080)	(4,000,000,000)	(2,814,886,080)
Increase in loans from related party	-	-	485,959,887	-
Dividend paid	(3,910,729,866)	(1,952,338,536)	(3,910,729,867)	(1,952,338,536)
Net cash (used in) financing activities	(7,910,729,866)	(4,767,224,616)	(7,424,769,980)	(4,767,224,616)
Net increase (decrease) in cash and cash equivalents	(7,557,488,156)	2,514,486,598	(4,610,279,002)	(2,648,503,102)
Cash and cash equivalents at beginning of the period	15,208,723,683	16,526,578,699	7,850,262,318	9,354,694,793
	7,651,235,527	19,041,065,297	3,239,983,316	6,706,191,691
Effects of exchange rate changes	(231,397,734)	492,749,069	(118,039,199)	231,096,422
Cash and cash equivalents at end of the period	**7,419,837,793**	**19,533,814,366**	**3,121,944,117**	**6,937,288,113**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	790,933,139	903,592,695	464,456,025	563,479,570
Income taxes	4,071,165,828	3,624,181,712	3,894,295,480	3,573,245,280

The accompanying notes are an integral part of these statements.

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD OF THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2002 (UNAUDIED, REVIEWED) AND FOR THE YEAR ENDED DECEMBER 31, 2001 (AUDITED)

1. General Information

1.1 Purpose of the Interim Financial Statements

These interim financial statements are intended to provide additional information other than that included in the latest annual financial statements. Accordingly, the interim financial statements focus on reporting of new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Preparation of Interim Financial Statements

These interim financial statements are prepared in accordance with Accounting Standards No. 41 "Interim financial statements". The Company presents line items in the balance sheets, statements of income, statements of changes in shareholders' equity, and statements of cash flows, as in the annual financial statements and discloses only significant information in Notes to financial statements.

1.3 Basis in Preparing Consolidated Financial Statements

These financial statements are prepared with the same basis as financial statements for the year ended December 31, 2001. During the period, the Company incorporated 3 subsidiaries which are PTTEP Hoan Vu Co., Ltd (PTTEP HV) and PTTEP Hoang Long Co., Ltd (PTTEP HL) on January 29, 2002 and PTTEP Middle East Co., Ltd (PTTEP ME) on May 10, 2002. PTTEP and its subsidiaries record accounting transactions of various joint venture projects, irrespective of whether operated by the company or others, in proportion to the working interest held by the company.

1.4 Summary of Significant Accounting Policies

These financial statements are prepared in accordance with generally accepted accounting principles in Thailand. For preparing of the interim financial statements, the company applies the same accounting policies and methods of computation as in the financial statements for the year ended December 31, 2001.

2. Change in Accounting Policy

The Company has changed its accounting policy in financial statements for the year ended December 31, 2001 for its investment in Taninthayi Pipeline Company LLC, a related company, from the cost method to the equity method in the financial statements of the Company and apply the proportionate consolidation method for the consolidated financial statements. The Company also changed from the equity method to the proportionate consolidation method in the consolidated financial statements for Moattama Gas Transportation Company because the Company has joint control over both companies, in the form of joint ventures. In changing this accounting policy, the Company had to restate the previous year's financial statements, presented herein for comparative purposes, as though the investments in Taninthayi Pipeline Company LLC and the consolidation of the financial statements of Moattama Gas Transportation Company and Taninthayi Pipeline Company LLC were originally in compliance with the new accounting policy. Cumulative effect of the change decreased the retained earnings for the beginning of the year 2001 by Baht 422.75 million.

3. Cash and cash equivalents

Cash and cash equivalents comprised of :

Unit : Million Baht

	Consolidated		The Company	
	30 Jun. 2002	31 Dec. 2001	30 Jun. 2002	31 Dec. 2001
Cash on hand and at banks	1,054.69	2,693.10	471.10	1,992.75
Short-term investments	6,365.15	12,515.62	2,650.84	5,857.51
Total	7,419.84	15,208.72	3,121.94	7,850.26

Short-term investments comprised :

	Consolidated			
	30 Jun. 2002		31 Dec. 2001	
	Million Baht	Interest rate	Million Baht	Interest rate
Fixed deposits at bank	1,972.21	1.51 – 1.55%	-	-
Promissory Notes	870.03	2.00%	-	-
Treasury bills	3,522.91	1.68%	12,515.62	2.00 – 3.42%
Total	6,365.15		12,515.62	

	The Company			
	30 Jun. 2002		31 Dec. 2001	
	Million Baht	Interest rate	Million Baht	Interest rate
Fixed deposits at bank	578.54	1.52 – 1.55%	-	-
Treasury bills	2,072.30	1.68%	5,857.51	2.00 – 3.42%
Total	2,650.84		5,857.51	

4. Trade Receivables

4.1 Trade Receivable-parent company

Unit : Million Baht

	Consolidated		The Company	
	30 Jun. 2002	31 Dec. 2001	30 Jun. 2002	31 Dec. 2001
Trade receivable	3,684.70	2,877.02	2,746.26	1,942.80
Take or pay	485.24	516.84	-	-
Total	4,169.94	3,393.86	2,746.26	1,942.80

4.2 Trade Receivables

Unit : Million Baht

	Consolidated		The Company	
	30 Jun. 2002	31 Dec. 2001	30 Jun. 2002	31 Dec. 2001
Myanmar Oil and Gas Enterprise	248.62	213.94	-	-
Electricity Generating Authority of Thailand	47.01	47.06	47.01	47.06
Others	2.31	11.07	2.31	3.36
Total	297.94	272.07	49.32	50.42

5. Investments and Loans to Related Parties

5.1 Investments accounted for under equity method

Unit : Million Baht

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
							Cost Method		Equity Method			
			Jun. 30 2002	Dec. 31, 2001	Jun. 30 2002	Dec. 31, 2001	Jun. 30 2002	Dec. 31, 2001	Jun. 30 2002	Dec. 31, 2001	2 nd Quarter 2002	For Year 2001
Subsidiary Companies												
PTTEPI	Petroleum	Shareholding / Management team from the parent company	19,000	19,000	PTTEP 100 %	PTTEP 100 %	19,000	19,000	16,756.48	15,293.19	-	-
PTB*	Petroleum	Shareholding / Management team from the parent company	-	-	PTTEP 100%	PTTEP 100%	1.51	1.51	0.09	0.09	-	-
PTTEPO	Commerce	Shareholding / Management team from the parent company	0.17	0.17	PTTEP 75 %	PTTEP 75 %	0.13	0.13	2,334.23	1,442.69	-	-
							Total		19,090.80	16,735.97	-	-
					PTTEPI 25%	PTTEPI 25%	0.04	0.04	811.57	513.60	-	-
PTTEPKV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(11.50)	(69.37)	-	-
PTTEPSV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(10.37)	(43.52)	-	-
PTTEPHV*	Petroleum	Shareholding / Management team from the parent company	2.16	-	PTTEPO 100%	PTTEPO 100%	2.16	-	(10.07)	-	-	-
PTTEPHL*	Petroleum	Shareholding / Management team from the parent company	2.12	-	PTTEPO 100%	PTTEPO 100%	2.12	-	(1.11)	-	-	-
Associated Companies												
TOP*	Power producer	Shareholding	2,810 (Baht)	2,810 (Baht)	PTTEPI 26 %	PTTEPI 26 %	1,450.06	1,450.06	1,523.91	1,458.53	54.80	-
New Links*	Commerce	Shareholding	44.27	44.27	PTTEPO 40 %	PTTEPO 40 %	9,899.45	9,889.56	9,626.83	9,889.56	547.74	-
							Total		11,150.74	11,348.09		

Unit : Million Baht

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
							Cost Method		Equity Method			
			Jun. 30 2002	Dec. 31, 2001	Jun. 30 2002	Dec. 31, 2001	Jun. 30 2002	Dec. 31, 2001	Jun. 30 2002	Dec. 31, 2001	2 nd Quarter 2002	For Year 2001
Jointly Controlled Entities												
			(Baht)	(Baht)			(Baht)	(Baht)	(Baht)	(Baht)		
CPOC*	Petroleum	Shareholding	19.80	19.80	PTTEPI 50 %	PTTEPI 50 %	9.90	9.90	9.90	9.90	-	-
MGTC*	Natural gas pipelines - overseas	Shareholding	0.76	0.76	PTTEPO 25.5 %	PTTEPO 25.5 %	0.19	0.19	2,181.22	1,438.83	-	-
TPC*	Natural gas pipelines - overseas	Shareholding	2.62	2.62	PTTEPO 14.1667%	PTTEPO 14.1667%	0.37	0.37	143.57	(509.95)	-	-

*PTTEPI : PTTEP International Company Limited
PTB : PTB Partner Co., Ltd. (On August 11, 2000, PTB registered its dissolution with the Ministry of Commerce. PTB is on liquidation process.)
PTTEPO : PTTEP Offshore Investment Company Limited
PTTEPKV : PTTEP Kim Long Vietnam Company Limited
PTTEPSV : PTTEP Southwest Vietnam Company Limited
PTTEP HV : PTTEP Hoan Vu Co., Ltd.
PTTEP HL : PTTEP Hoang Long Co., Ltd.
TOP : Thai Oil Power Company Limited
New Links : New Links Energy Resources Limited
CPOC : Carigali – PTTEPI Operating Company Sdn Bhd.
MGTC : Moattama Gas Transportation Company
TPC : Taninthayi Pipeline Company LLC

New Links Energy Resources holds 85.51% shares in PT. Medco Energi Internasional Tbk which engaged in petroleum business in Indonesia.

5.2 Investments in jointly controlled entities

The Company's investments in jointly controlled entities are recorded in the financial statements of the Company only using the equity method. Changes in investments in jointly controlled entities are as follows: -

The jointly controlled entities are listed below.

Company	Type of business and	Percentage shareholding	
		30 Jun. 2002	31 Dec. 2001
Carigali – PTTEPI Operating Company Sdn. Bhd.	Petroleum, Malaysia	50	50
Moattama Gas Transportation Company	Gas pipeline transportation Union of Myanmar	25.50	25.50
Taninthayi Pipeline Co., LLC	Gas pipeline transportation Union of Myanmar	14.1667	14.1667

Transactions of jointly controlled entities are included in the Company's financial statements, excepted CPOC which has no business transactions due to the delay of JDA project, as follows: -

Unit : Million Baht

	MGTC		TPC	
	30 Jun. 2002	31 Dec. 2001	30 Jun. 2002	31 Dec. 2001
Balance Sheets:				
Current assets	561.51	593.21	341.49	347.52
Fixed Assets	5,010.97	5,504.38	1,989.89	2,157.53
Current liabilities	(157.98)	(102.79)	(717.53)	(713.71)
Other liabilities	(3,616.33)	(4,756.05)	(1,814.88)	(2,068.40)
Assets (liabilities) net	1,798.17	1,238.75	(201.03)	(277.06)
Statements of Income:				
Revenues	1,124.45	2,417.06	232.94	345.97
Expenses	(172.60)	(307.74)	(137.05)	(339.97)
Income (loss) before income taxes	951.85	2,109.32	95.89	6.00
Income taxes	(255.10)	(318.38)	(30.59)	(62.83)
Net income (loss)	696.75	1,790.94	65.30	(56.83)

5.3 Long-term loans to related party

During the period of six months ended June 30, 2002, the principal and interest are paid amounted Baht 2,164.27 million and Baht 82.38 million, respectively. Thus, as of June 30, 2002, there are no outstanding balance of long-term loans to related party.

5.4 Short-term loans from related party

	The Company			
	30 Jun. 2002		31 Dec. 2001	
	Million Baht	Interest rate	Million Baht	Interest rate
Subsidiary company – PTTEPI	485.96	2.1125%	-	-

During the period of six months ended June 30, 2002, there are repayment of principal and interest amounted Baht 1,246.04 million and Baht 3.96 million, respectively.

6. Related Party Transactions

Significant transactions with related parties for the period of six months ended June 30, 2002 and 2001 are as follows:

Unit : Million Baht

	Consolidated		The Company	
	2002	2001	2002	2001
Parent company (PTT Public Company Limited - PTT)				
Revenue from petroleum sold (at price fixed with reference to world market)	13,344.19	13,770.53	10,542.10	11,089.47
Compensation for waiving the right of carry forward gas	74.59	-	74.59	-
Prepaid incentive gas sale	13.06	-	13.06	-
Interest income from deferred income	2.67	-	-	-
Revenue from rental (market price)	8.49	8.52	8.49	8.52
Subsidiary company				
Interest income	-	-	46.30	135.26
Other revenues	-	-	22.80	40.70

7. Property, Plant and Equipment – Net

Unit : Million Baht

	Consolidated			
	Oil and Gas Properties	Land, Buildings And Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2001	58,103.80	986.43	1,134.06	60,224.29
Increase during the period	4,253.73	165.38	63.63	4,482.74
Decrease during the period	(285.02)	-	(18.72)	(303.74)
Currency translation difference	(313.89)	-	-	(313.89)
Balance as at June 30, 2002	61,758.62	1,151.81	1,178.97	64,089.40
Accumulated depreciation				
Balance as at December 31, 2001	(14,617.22)	(285.50)	(833.06)	(15,735.78)
Decrease during the period	23.80	-	2.60	26.40
Depreciation for the period	(2,091.74)	(26.44)	(46.69)	(2,164.87)
Currency translation differences	(2.15)	-	-	(2.15)
Balance as at June 30,2002	(16,687.31)	(311.94)	(877.15)	(17,876.40)
Net book value as at December 31, 2001	43,486.58	700.93	301.00	44,488.51
Net book value as at June 30, 2002	45,071.31	839.87	301.82	46,213.00

Depreciation included in income statement for the period of six months ended June 30, 2001	Baht	1,639.96	Million
Depreciation included in income statement for the period of six months ended June 30, 2002	Baht	2,164.87	Million

Unit : Million Baht

	The Company			
	Oil and Gas Properties	Land, Buildings and Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2001	40,897.57	678.09	1,056.48	42,632.14
Increase during the period	3,919.90	3.91	60.86	3,984.67
Decrease during the period	(23.57)	-	(17.86)	(41.43)
Balance as at June 30, 2002	44,793.90	682.00	1,099.48	46,575.38
Accumulated depreciation				
Balance as at December 31, 2001	(12,976.35)	(251.57)	(777.44)	(14,005.36)
Decrease during the period	-	-	1.55	1.55
Depreciation for the period	(1,865.17)	(20.23)	(41.87)	(1,927.27)
Balance as at June 30, 2002	(14,841.52)	(271.80)	(817.76)	(15,931.08)
Net book value as at December 31, 2001	27,921.22	426.52	279.04	28,626.78
Net book value as at June 30, 2002	29,952.38	410.20	281.72	30,644.30

Depreciation included in income statement for the period of six months ended June 30, 2001	Baht	1,393.87	million
Depreciation included in income statement for the period of six months ended June 30, 2002	Baht	1,927.27	million

8. Income Taxes

8.1 Deferred income taxes

Unit : Million Baht

	Consolidated		*The Company*	
	30 Jun. 2002	31 Dec. 2001	30 Jun. 2002	31 Dec. 2001
Deferred tax assets				
Income tax under Revenue Code	632.63	607.57	-	-
Total	632.63	607.57	-	-
Deferred tax liabilities				
Income tax under Revenue Code	7,689.20	6,806.45	7,689.20	6,802.07
Income tax in the Union of Myanmar	751.62	702.67	-	-
Total	8,440.82	7,509.12	7,689.20	6,802.07

8.2 Income taxes

Income taxes for the period of three months ended June 30, 2002 and 2001 are as follows:

Unit : Million Baht

	Consolidated		*The Company*	
	2002	2001	2002	2001
Petroleum income tax				
Current tax expenses	1,222.71	1,246.91	1,222.71	1,246.91
Deferred tax expenses	264.92	211.31	268.28	214.66
Total	1,487.63	1,458.22	1,490.99	1,461.57
Income tax under Revenue Code				
Current tax expenses	-	18.08	-	18.08
Deferred tax expenses	(11.89)	(0.77)	-	-
Total	(11.89)	17.31	-	18.08
Income tax in the Union of Myanmar				
Current tax expenses	126.45	-	-	-
Deferred tax expenses	47.14	54.61	-	-
Total	173.59	54.61	-	-
Total income taxes	1,649.33	1,530.14	1,490.99	1,479.65

Income taxes for the period of six months ended June 30, 2002 and 2001 are as follows:

Unit : Million Baht

	Consolidated		*The Company*	
	2002	2001	2002	2001
Petroleum income tax				
Current tax expenses	1,781.23	2,206.36	1,781.23	2,206.36
Deferred tax expenses	880.09	500.27	887.13	507.05
Total	2,661.32	2,706.63	2,668.36	2,713.41
Income tax under Revenue Code				
Current tax expenses	-	72.60	-	72.60
Deferred tax expenses	(22.39)	25.55	-	-
Total	(22.39)	98.15	-	72.60
Income tax in the Union of Myanmar				
Current tax expenses	271.49	-	-	-
Deferred tax expenses	95.42	106.41	-	-
Total	366.91	106.41	-	-
Total income taxes	3,005.84	2,911.19	2,668.36	2,786.01

	Tax Rate
Petroleum income tax on petroleum business in Thailand	50%
Pursuant to Petroleum Income Tax Act B.E. 2514	
Income tax under Revenue Code	30%
Net income in portion of amount not exceeding Baht 300 million	
for the period of 5 years from 2002 to 2006	25%
Income tax in the Union of Myanmar	30%

9 Prepaid Expenses

Prepaid expenses incurred from PTTEPI made prepayment for royalty of Yadana and Yetagun project to the government of the Union of Myanmar. These expenses will be amortized when the deferred income discussed in Note 12 is recognized. Prepaid expenses comprised :

Unit : Million Baht

	Consolidated	
	30 Jun. 2002	31 Dec. 2001
Petroleum royalty to the government of the Union of Myanmar	493.38	505.94

10 Current portion of long - term loans

Current portion of long - term loans comprised :

	Consolidated and the Company			
	30 Jun. 2002		31 Dec. 2001	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Long-term loans	50.00	2,083.50	50.00	2,217.98
Unsecured and unsubordinated bonds	-	-	-	4,000.00
Total	50.00	2,083.50	50.00	6,217.98

A USD 50 million, carries interest at LIBOR plus 0.75% per annum but not exceeding 9.5% per annum, with interest calculated every six months and accumulated. Principal and accumulated interest are to be repaid either the second time that a working interest in one of the Company's concession is sold or within 5 years, whichever occurs first, but in not less than 3 years.

11. Bonds

	Consolidated			
	30 Jun. 2002		31 Dec. 2001	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and unsubordinated	393.28	16,383.19	393.28	17,440.40
Unsecured and unsubordinated	-	-	-	4,000.00
Less Current portion of long-term loans	-	-	-	(4,000.00)
Total	393.28	16,383.19	393.28	17,440.40

	The Company			
	30 Jun. 2002		31 Dec. 2001	
	Million(USD)	Million(Baht)	Million(USD)	Million(Baht)
Unsecured and Unsubordinated	193.28	8,053.88	193.28	8,573.72
Unsecured and Unsubordinated	-	-	-	4,000.00
Less Current portion of long-term loans	-	-	-	(4,000.00)
Total	193.28	8,053.88	193.28	8,573.72

The Company issued 230 unsecured unsubordinated bonds with a face value of Yen 100 million each, totaling Yen 23 billion. The bonds bear interest at a rate of 3.35% per annum and have a redemption period of 10 years, to be redeemed on September 19, 2007. On the date of the bond issuance, the Company entered into a swap agreement with a foreign bank to swap Yen for USD 193.28 million. Under this agreement, interest is charged at the rate of 7.86% per annum, payable every six months on March 19 and September 19 of each year.

The Company issued 4,000,000 unsecured unsubordinated debentures with a face value of Baht 1,000 each, totaling Baht 4,000 million. The debentures bear interest at a rate of 6.5% per annum, payable every six months on August 1 and February 1 of each year, and mature in 3 years, to be redeemed on February 1, 2002 which is already paid.

PTTEPI issued 200,000 unsubordinated bonds with a face value of USD 1,000 each, totaling USD 200 million, guaranteed by the Company. The bonds bear interest at a rate of 7.625% per annum, payable every six months on April 1 and October 1 of each year, and have a maturity period of 10 years, to be redeemed on October 1, 2006.

12. Deferred Income

Deferred income arises from PTTEPI's receipt of advance payments from PTT Public Company Limited (PTT), its parent company for natural gas, and MGTC and TPC's receipt of advance payments from Myanmar Oil and Gas Enterprise for pipeline transportation that PTT was not yet able to take receipt of in 1998, 1999, 2000 and 2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Project. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in later years. Deferred income as at June 30, 2002 and December 31, 2001 comprised:

Unit: Million Baht

	Consolidated	
	30 Jun. 2002	31 Dec. 2001
Deferred income for the year 1998 (received)	245.91	408.90
Deferred income for the year 1999 (received)	2,400.33	2,412.44
Deferred income for the year 2000 (received)	3,397.86	3,418.48
Deferred income for the year 2001 (not yet received)	537.97	576.25
Total	6,582.07	6,816.07

13. Share Capital

On May 7, 2002, the Company registered additional ordinary share of 10 million shares at Baht 5 each, or a total of 50 million Baht. The Company registered capital then increased from 654.4 million ordinary shares at Baht 5 each, or a total of Baht 3,272 million to be 664.4 million ordinary shares at Baht 5 each, or a total of Baht 3,322 million. The Company fully paid up capital is 652 million ordinary shares at Baht 5 each, or a total of Baht 3,260 million. The difference of 12.4 million shares are reserved for

- The company's Employees Stock Ownership Plan (ESOP) which will issue and offer warrants on yearly basis for 5 consecutive years to directors, management and employees of the company. The ordinary shares reserved for the exercise of warrants are 10 million shares. On August 1, 2002, the Company issued and allot the warrants in the amount of 2 million units (exercise ratio: 1 unit of warrant for 1 common share) to its directors, management and employees, and the exercise price is fixed at 111 Baht per share.
- The exercise of warrants to purchase ordinary shares by employees for 2.4 million shares. One warrant provides the right to purchase two ordinary shares. The warrants are exercisable in 2001, 2002 and 2003, with employees limited to the exercise of 20%, 30% and 50% of the allocated warrants, respectively. The warrants are exercisable on the last working day of every three months starting from the first exercise date. Since the first exercise date on September 14, 2001, no employees exercised the warrants to purchase ordinary shares. Therefore, there is no change in the outstanding balances of warrants and ordinary shares as at June 30, 2002.

	30 Jun. 2002	31 Dec. 2001
Number of warrants (units)	1,200,000	1,200,000
Exercised price (Baht)	150	150

14. Disclosure of Financial instruments

Fair value of financial instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from their carrying value.

The Company calculated fair value of long-term liabilities with fixed rate of interest by using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows :

Unit : Million Baht

	As of June 30, 2002	
	Carrying amount	Fair value
Unsecured and unsubordinated Yen 23 billion	8,054.69	8,908.92
Cross currency interest and principal swaps	(102.16)	(288.52)
Unsecured and unsubordinated USD 200 million	8,334.02	9,297.59

15. Contingent Liability

The Company is the guarantor of 200,000 guaranteed unsubordinated bonds of USD 1,000 each, totaling USD 200 Million. The bonds, issued by PTTEPI, bear interest at a rate of 7.625% per annum and have a maturity period of 10 years, to be redeemed on October 1, 2006.

As at June 30, 2002, the Company had contingent liabilities which are letters of guarantee amounting to Baht 23.20 million in the financial statements of the Company and Baht 43.86 million in the consolidated financial statements.

16. Significant Events During the Period

On May 10, 2002, the Company incorporated PTTEP Middle East Co., Ltd (PTTEP ME), a subsidiary company wholly owned by PTTEPO, under Cayman Islands law. PTTEP ME was registered with 50,000 shares at 1 USD per share each, totaling USD 50,000.

17. Post balance sheet event

On July 21, 2002, PTTEP ME signed an Exploration and Production Sharing Agreement with Omani Government to invest and operate in Exploration Block 44 with 100% interest.

18. Account reclassification

The Company reclassified accounts in financial statements for the year 2001 in order to make comparable with those of 2002, which do not effect reported net income excepted those discussed in Note 2. The shareholder equity in consolidated financial statement was decreased Baht 7.13 million or 0.02% of shareholder's equity from previous report due to the account reclassification of currency translation difference and property, plant and equipment-net.
